Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE HARMONY ENHANCED DELIVERS NEXT-GENERATION SOLUTION FOR MICROWAVE BACKHAUL

Company’s newest radio system combines rich feature set from its flagship radios to offer unprecedented reach and scale in an all-outdoor 6-42 GHz platform.

Ottawa, Canada, September 3, 2014 - DragonWave® Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced its next generation microwave system with the introduction of Harmony Enhanced, a high capacity, long reach, multi-service radio operating in the 6-42 GHz spectrum bands. Harmony Enhanced merges the proven performance and reliability of DragonWave’s Flagship Harmony Radio and Horizon Compact+ into a next-generation, ultra high-capacity microwave system. With its integrated switch, Harmony Enhanced delivers a true all-outdoor, Ethernet solution.

“Building end-to-end mobile broadband solutions requires a flexible backhaul component. With the help of Harmony Enhanced we can provide optimized backhaul with tested interoperability and integration into the network,” said Gerhard Staudenherz, head of OEM product business line, Nokia Networks. “Our partnership with DragonWave supports our strategy for mobile broadband and our joint customers benefit from a single, integrated solution.”

Harmony Enhanced allows operators to cost effectively scale networks with the industry’s leading system gain, highest spectral efficiency and increased capacity that is enabled through 112 MHz channel support, 4096QAM capability, Bandwidth Accelerator+ and MIMO. These capabilities allow Harmony Enhanced to deliver >2 Gbps in a single radio, with scalability via MIMO to 4 Gbps in a single channel.  Bandwidth Accelerator+ provides >2 times throughput improvements with the inclusion of header optimization and the industry’s only bulk compression working in tandem.  Delivering the highest output power for an all-outdoor microwave system, the Harmony Enhanced leverages GaN technology to increase reach by >30%. Additionally, integrated Ethernet switching with WRED queuing, E-LINE and E-LAN support and upgradability to MPLS-TP, enables a true all-outdoor installation without the need for an additional access switch.

“The Harmony Enhanced represents an important consolidation and improvement to the DragonWave product portfolio by providing industry leading scale and reach in the microwave bands” said Greg Friesen, vice president, product management, DragonWave. “By providing a future-proof LTE backhaul solution, Harmony Enhanced will allow operators to meet the requirements for next generation architectures with scalability, integrated Ethernet switching, MPLS-TP upgradability, SynchE and 1588v2, so that their end-users can be assured the utmost in service delivery.”

Harmony Enhanced will be on display during Super Mobility Week in DragonWave’s booth #2647 located in the Tower Summit Pavilion.  For a more technical exploration of Harmony Enhanced, DragonWave will also be scheduling live demonstrations during the exhibition.  Please submit your request here:  http://www.dragonwaveinc.com/request-harmony-enhanced-demo-ctia.

About DragonWave Inc.

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact:	Media Contact:	Investor Contact:
Nadine Kittle	Becky Obbema	John Lawlor
Marketing Communications	Interprose Public Relations	Investor Relations
DragonWave Inc.	(for DragonWave)	DragonWave Inc.
nkittle@dragonwaveinc.com	Becky.Obbema@interprosepr.com	jlawlor@dragonwaveinc.com
Tel: 613-599-9991 ext 2262	Tel: (408) 778-2024	Tel: 613-599-9991 ext 2424